Mail Stop 3561

May 21, 2007

Mark Harding
President and CFO
Pure Cycle Corporation
8451 Delaware St.
Thornton, Colorado 80260

> **Re:**   **Pure Cycle Corporation**
> **Registration Statement on Form S-3**
> **Filed April 24, 2007**
> **File No. 333-142335**
> **Form 10-K for Fiscal Year Ended August 31, 2006**
> **Filed November 21, 2006, amended April 16, 2007**
> **File No. 0-08814**

Dear Mr. Harding:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Stockholders, page 11

1. Please expand the table to include the natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling securityholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Where You Can Find More Information, page 15

2. Please specifically incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year. We note you have not specifically incorporated by reference the Forms 8-K filed on September 1, 2006 and December 18, 2006. See Item 12(a)(2) of Form S-3.

Exhibit 5.1

3. The legal opinion provided to you by counsel expresses its opinion only as to "the General Corporation Law of the State of Delaware." Please have counsel confirm to us or revise the legality opinion to state that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Amended Form 10-K for the fiscal year ended August 31, 2006

Item 9A. Controls and Procedures, page 66

Management's Report on Internal Control Over Financial Reporting, page 66

4. We note that management assessed the effectiveness of the company's internal control over financial reporting as of August 31, 2006 and that management concluded that the company has inadequate controls over the process for the identification and implementation of the proper accounting for certain transactions which resulted in material audit adjustments. You indicate that as a result of this deficiency, there were misstatements in the company's financial statements that were not corrected prior to the original issuance of the fiscal 2006 financial statements, which required a restatement of the fiscal 2006 financial statements. Please revise your Form 10-K to describe more specifically the material weakness and its impact on financial reporting and your controls and procedures. See Item 308(a)(3) of Regulation S-K.

Changes in Internal Controls, page 67

5. We note that you state there have been no significant changes in your internal controls. Please revise to clarify whether there has been any change in your internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

***

As appropriate, please amend your registration statement and Forms 10-K and 10-Q in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Peggy Kim, Senior Attorney at (202) 551-3411 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wanda J. Abel, Esq.
       Davis Graham & Stubbs LLP
       Via facsimile: (303) 893-1379